PRICING SUPPLEMENT NO. AIG-FP-42	FILED PURSUANT TO RULE 424(b)(2)
DATED OCTOBER 22, 2007	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
STEP-UP CALLABLE NOTES DUE NOVEMBER 16, 2022

Principal Amount: U.S.$15,000,000	Issue Date: November 16, 2007

Agents’ Discount or Commission: None.	Stated Maturity Date: November 16, 2022

Net Proceeds to Issuer: U.S.$15,000,000	Interest Rate: For each Interest Accrual Period from and including the Interest Accrual Period commencing on the Issue Date to and including the Interest Accrual Period ending on November 16, 2012: 5.25%

For each Interest Accrual Period from and including the Interest Accrual Period commencing on November 16, 2012 to and including the Interest Accrual Period ending on November 16, 2017: 6.25%

For each Interest Accrual Period from and including the Interest Accrual Period commencing on November 16, 2017 to and including the Interest Accrual Period ending on November 16, 2022: 7.25%

Interest Payment Dates: Semi-annually, on the 16th day of each May and November, commencing May 16, 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date), subject to adjustment using the Following Business Day Convention.
Interest Accrual Periods: The semi-annual period from and including the Issue Date (in the case of the first Interest Accrual Period) or the previous Period End Date, as applicable, to but excluding the next Period End Date.

Period End Dates: Semi-annually, on the 16th day of each May and November, commencing May 16, 2008 and ending on the Maturity Date, such dates not subject to adjustment whether or not such dates are Business Days.
CUSIP No.: 02687QCZ9

Authorized Denominations: U.S. $1,000 and multiples of U.S. $1,000 in excess thereof.

Form: ☑ Book Entry ☐ Certificated

Specified Currency (If other than U.S. dollars): N/A
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Morgan Stanley & Co. Incorporated	U.S.$15,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.

Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount with accrued and unpaid interest, quarterly, on the 16th of February, May, August and November, commencing May 16, 2008 (such date, the “Redemption Date”).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day so, that date as adjusted will be the first following day that is a Business Day.

“Maturity Date”	The earlier of the Stated Maturity Date or a Redemption Date.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)
RISK FACTORS
Investing in the notes involves a number of significant risks not associated with similar investments in a conventional fixed rate debt security. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the applicable Interest Rate represents an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices

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advantageous to you. Sales in the secondary market may result in significant losses. The Agent currently intends to act as market makers for the notes, but it is not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. Factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we (or any of our affiliates or any market maker) are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

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CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     The U.S. Treasury Regulations that address the U.S. federal income tax treatment of debt instruments that provide an issuer with a call option provide that the issuer is deemed to exercise the option in a manner that minimizes the yield on the instrument. Therefore, for U.S. federal income tax purposes, we will be deemed to exercise the call option on or before November 16, 2012, the date of the first increase in the interest rate. Accordingly, the instrument will not be treated as having been issued with original issue discount as a result of the increases in interest rates in November 2012 and November 2016, and interest payable on the notes will be “qualified stated interest.” See the sections entitled “United States Taxation — United States Holders — Payments of Interest” and “United States Taxation — United States Holders — Original Issue Discount — Notes Subject to Contingencies Including Optional Redemptions” in the prospectus supplement dated July 13, 2007.
     If contrary to the assumption regarding exercise of the call option, the notes remain outstanding after November 16, 2012, or after November 16, 2017, the notes will be treated, solely for purposes of taking original issue discount into income, as if they were reissued for an amount equal to their issue price, and consequently for initial holders of the notes, interest payable on the notes should continue to be treated as “qualified stated interest.”

You should be aware that the assumption regarding call of the notes is applicable solely for purposes of determining the tax treatment of the notes, and we are under no obligation to call, and we are not making any promise or representation that we will call the notes prior to their Stated Maturity Date.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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